SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No.    )*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

NEWTOWN LANE MARKETING, INCORPORATED
(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

653243105
(CUSIP Number)

R&R Biotech Partners, LLC
1270 Avenue of the Americas
16th Floor
New York, New York 10020
Tel: (212) 356-0500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 20, 2007
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ].

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE
13D

CUSIP NO. 653243105	Page 2 of 6 Pages

(1)	Names of Reporting Persons
S.S. or I.R.S. Identification
	Nos. Of Above Persons	R&R Biotech Partners, LLC

(2)	Check the appropriate Box		(a)
	if a Member of a Group		(b)

(3)	SEC Use Only

(4)	Source of Funds
AF
(5)	Check Box if Disclosure of Legal		☐
Proceedings is Required Pursuant
to Items 2(d) or 2(e)

(6)	Citizenship or Place of		Delaware
Organization

Number of Shares	(7)	Sole Voting Power	47,547,183
Beneficially Owned Each
Reporting Person With

	(8)	Shared Voting	0

	(9)	Sole Dispositive	47,547,183

	(10)	Shared Dispositive
		Power	0

(11)	Aggregate Amount Beneficially
	Owned by Each Reporting Person		47,547,183

(12)	Check Box if the Aggregate Amount
	in Row (11) Excludes Certain Shares		☐

(13)	Percent of Class Represented
	by Amount in Row 11		72.0%

(14)	Type of Reporting Person
OO

*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE
13D

CUSIP NO. 653243105	Page 3 of 6 Pages

Item 1.    Security and Issuer.

Name of Issuer: Newtown Lane Marketing, Incorporated. (the “Company”)

Address of Issuer’s Principal Executive Offices:

47 School Avenue
Chatham, NJ 07928

Security: Company common stock, par value $.001 per share (“Shares”)

Item 2.    Identity and Background.

(a)    The name of the reporting person is R&R Biotech Partners, LLC (“R&R”).

(b)    The business address of the reporting person is 1270 Avenue of the Americas 16th Floor, New York, NY 10020.

(c)    R&R was formed for the purpose of investing in biotechnology companies.

(d)    R&R has not been convicted in any criminal proceedings during the last five years.

(e)    R&R has not been a party to any civil proceedings during the last five years.

(f)    R&R is organized under the laws of the State of Delaware.

SCHEDULE
13D

CUSIP NO. 653243105	Page 4 of 6 Pages

Item 3.    Source and Amount of Funds or Other Consideration.

     R&R acquired the Shares with funds received from its affiliate, Rodman & Renshaw, LLC a registered broker-dealer.

Item 4.  Purpose of the Transaction.

     The Shares were acquired and are held by R&R for the purpose of investment.

     Except as otherwise disclosed herein, the R&R is not considering any plans or proposals which relate to or would result in any of the following: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of any material amount of assets of the Company or any of its subsidiaries; (d) any change in the Company's Board of Directors or management; (e) any material change in the present capitalization or dividend policy of the Company; (f) any material change in the Company's business, corporate structure, charter or bylaws; (g) any change which would impede the acquisition of control of the Company by any person; (h) causing any class of securities of the Company to be delisted; (i) the Company's common stock to be eligible to be deregistered under the Securities Exchange Act of 1934, as amended; or (j) any actions similar to those enumerate above.

Item 5.    Interest in Securities of the Issuer.

      (a)    R&R is deemed to beneficially own all 47,547,183 Shares, representing 72.0% of the outstanding Shares. This percentage is based upon the Company’s statement as to the number of outstanding shares of Common Stock as set forth in its Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 10, 2007 and assumes R&R has converted all 400 shares of the Series A Preferred it beneficially owns into Common Stock (29,630,200 shares) as of that date.

     (b)    R&R has the sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of all 47,547,183 Shares.

     (c)    A complete description of the transaction pursuant to which the R&R acquired beneficial ownership of the Shares is provided in the current report on Form 8-K filed by the Company on August 10, 2007, and is incorporated herein by reference.

SCHEDULE
13D

CUSIP NO. 653243105	Page 5 of 6 Pages

     (d)    No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock purchased by R&R.

     (e)    Not applicable.

Item 6.    Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

     None.

Item 7.    Material to be Filed as Exhibits.

     A copy of the Stock Purchase Agreement has been filed as an exhibit to the Current Report on Form 8-K, as amended, filed by the Company on August 10, 2007 and is incorporated herein by reference.

SCHEDULE
13D

CUSIP NO. 653243105	Page 6 of 6 Pages

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 20, 2007

R&R Biotech Partners, LLC

By:	/s/ Thomas G. Pinou
Thomas G. Pinou
Treasurer